As filed with the U.S. Securities and Exchange Commission on March 3, 2011
 Registration No.  333-100776

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

OJSC ROSTELECOM
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer’s name into English)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York  Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
____________________

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum Aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing six ordinary shares of OJSC Rostelecom	N/A	N/A	N/A	N/A
(1)	Each Unit represents 100 American Depositary Shares.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule  457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

1

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as an exhibit to Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (15), (16) and (18)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (12), (13), (15) and (18)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15), (16), (18), (20) and (21)

	(v)	Sale or exercise of rights	Paragraphs (12), (13), (15), (17) and (18)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (11)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6), (7), (8) and (21)

	(x)	Limitation upon the liability of the Depositary	Paragraph (18)

(3)	Fees and Charges		Paragraph (7) and (8)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that upon effectiveness of the termination of OJSC Rostelecom's reporting requirements under the Exchange Act, the Company shall publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.rt.ru) or through an electronic information delivery system generally available to the public in its primary trading market.
Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Amended and Restated Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of January 5,  2010 among OJSC Rostelecom (the "Company"), JPMorgan Chase Bank, N.A. as depositary (the "Depositary"), and all Owners and Beneficial Owners from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 3, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, OJSC Rostelecom certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on March 3, 2011.

OJSC ROSTELECOM

By:	/s/ Alexander Yu. Provotorov
Name:	Alexander Yu. Provotorov
Title:	President, Chairman of Management Board and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints the President and Chairman of the Management Board, Alexander Provotorov, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments and supplements (including pre-effective and post-effective amendments) to this Post-Effective Amendment to Registration Statement on Form-6, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of March 3, 2011.

Signatures	Title

/s/ Alexander Yu. Provotorov	President (Principal Executive Officer)
Alexander Yu. Provotorov	and Chairman of the Management Board

/s/ Roman A. Frolov	Chief Accountant (Principal Financial and Accounting Officer)
Roman A. Frolov

/s/ Vladimir N. Bondarik	Chairman of the Board of Directors
Vladimir N. Bondarik

Signatures	Title

/s/Anatoly B. Ballo	Director
Anatoly B. Ballo

Director
Yury A. Kudimov

/s/ Mikhail A. Leshchenko	Director
Mikhail A. Leshchenko

/s/ Konstantin V. Malofeev	Director
Konstantin V. Malofeev

/s/ Mikhail I. Polyboyarinov	Director
Mikhail I. Polyboyarinov

Director
Sergei V. Pridantsev

/s/ Alexander Yu. Provotorov	Director
Alexander Yu. Provotorov

/s/ Ivan I. Rodionov	Director
Ivan I. Rodionov

/s/ Vadim V. Semenov	Director
Vadim V. Semenov

Director
Anatoliy V. Tikhonov

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement.

(e)	Rule 466 Certification.